EXHIBIT 99.1

Costamare Inc. Announces Full Redemption of its Outstanding Shares of Series E Preferred Stock

MONACO , June 14, 2024 (GLOBE NEWSWIRE) -- Costamare Inc. (the “Company”, “we” or “our”) (NYSE: CMRE) announced today that the Company will redeem all of its outstanding shares of 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (the “Series E Preferred Stock”, and the redemption thereof, the “Redemption”) held by shareholders (the “Holders”), pursuant to that certain Statement of Designation, dated as of January 26, 2018. The Company expects the redemption date for the shares of Series E Preferred Stock to occur on July 15, 2024 (the “Redemption Date”). The redemption price of the shares of Series E Preferred Stock will be $25.00 per share plus accrued and unpaid dividends in respect of the Series E Preferred Stock up to, but not including, the Redemption Date (the “Redemption Price”). As of the date of this press release, there were 4,574,100 Series E Preferred Stock outstanding.

Upon the Redemption, no shares of Series E Preferred Stock will remain outstanding, and all rights with respect to such stock will cease and terminate other than the right to receive payment of the Redemption Price. The information contained in this Press Release does not constitute a notice of redemption with respect to the shares of Series E Preferred Stock.

The shares of Series E Preferred Stock are held through The Depository Trust Company (“DTC”) and will be redeemed in accordance with the procedures of DTC. Payment to DTC for the shares of Series E Preferred Stock will be made by Equiniti Trust Company, LLC, the Company’s redemption agent (the “Redemption Agent”), in accordance with the terms set forth in the Redemption Agent Agreement that governs the redemption of the shares of Series E Preferred Stock. All questions about the notice of redemption and related materials should be directed to the Redemption Agent at the following address and phone number:

Equiniti Trust Company, LLC
Attention: Reorganization Department
55 Challenger Road, Suite 200
Ridgefield Park, New Jersey 07660
Tel: (718) 921-8317

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships and dry bulk vessels for charter. The Company has 50 years of history in the international shipping industry and a fleet of 68 containerships, with a total capacity of approximately 513,000 TEU and 39 dry bulk vessels with a total capacity of approximately 2,900,000 DWT (including one vessel that we have agreed to sell and two vessels we have agreed to acquire). The Company also has a dry bulk operating platform which charters in/out dry bulk vessels, enters into contracts of affreightment, forward freight agreements and may also utilize hedging solutions. The Company participates in a leasing business that provides financing to third-party owners. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C”, “CMRE PR D” and “CMRE PR E”, respectively.

Forward-Looking Statements

This press release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Company Contacts:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development, Investor Relations

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40
Email: ir@costamare.com